SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------



                                 SCHEDULE 14D-9



                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                         DUNES HOTELS AND CASINOS, INC.
                        (Name of Subject Company--Issuer)


                         DUNES HOTELS AND CASINOS, INC.
                       (Name of Persons Filing Statement)

                          COMMON STOCK, $0.50 PAR VALUE
                         (Title of Class of Securities)

                                   265440 10 7
                      (CUSIP Number of Class of Securities)



                                  Thomas Steele
                             8441 E. 32nd Street N.
                                    Suite 200
                              Wichita, Kansas 67226
                             (316) 636-1070, Ext. 28
  (Name, address and telephone number of persons authorized to receive notices and communications on behalf of persons filing statement)



                                   Copies to:



                              Patrick J. Respeliers
                            Morrison & Hecker L.L.P.
                                2600 Grand Avenue
                           Kansas City, Missouri 64108
                                 (816) 691-2600



     [  ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

                             INTRODUCTORY STATEMENT

      This Statement on Schedule 14D-9 (this "Statement") relates to a tender offer to purchase for $1.05 per share all of the outstanding shares of the Common Stock, $0.50 par value per share (the "Shares"), of Dunes Hotels and Casinos, Inc. (the "Company") not owned by General Financial Services, Inc., GFS Acquisition Company, Inc. or Steve K. Miller (the "GFS Group"). The offer is being jointly made by the Company and the GFS Group upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 5, 2001 (the "Offer to Purchase") and in the Letter of Transmittal, copies of which are attached hereto as Exhibits (A)(1) and (A)(2), as supplemented by the Supplement to Offer to Purchase dated October 30, 2001 (the "Supplement"), a copy of which is attached hereto as Exhibit (A)(3) (which together with any amendments or supplements thereto, collectively constitute the "Offer").

      The information in the Offer to Purchase and the Supplement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

ITEM 1.  SUBJECT COMPANY INFORMATION.

Name and Address. The name of the subject company is Dunes Hotels and Casinos, Inc., which is the issuer of the Common Stock, $0.50 par value, subject to the Offer. The Company's principal executive offices are located at 46735 County Road 32B, P.O. Box 130, Davis, California 95617. The telephone number for the Company is (530) 753-4890. Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER--7. Certain Information Concerning the Dunes", which information is incorporated herein by reference.


Securities. The securities which are the subject of the Offer are the Company's Common Stock, $0.50 par value. As of October 29, 2001, 4,470,615 Shares were issued and outstanding, of which 4,007,774 Shares were owned directly or indirectly by General Financial Services, Inc., GFS Acquisition Company, Inc. and Steve K. Miller. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "INTRODUCTION", which information is incorporated herein by reference. There are no outstanding options or warrants to acquire, or other securities convertible into, the Shares.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

This filing is being made by the Company, which is the subject company of the Offer. The information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the captions "SPECIAL FACTORS--3. Interests of Certain Persons in the Offer" and "THE OFFER--7. Certain Information Concerning the Dunes" is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information in the Offer to Purchase under the caption "SPECIAL FACTORS--3. Interests of Certain Persons in the Offer" is hereby incorporated by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

The information in the Offer to Purchase under the caption "SPECIAL FACTORS--2. Purpose and Fairness of the the Offer" and "SPECIAL FACTORS--3. Interests of Certain Persons in the Offer" and in the Supplement is hereby incorporated by reference.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the Offer to Purchase under the caption "THE OFFER--10. Fees and Expenses" is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS--7. Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.  None.

ITEM 8.  ADDITIONAL INFORMATION.

Other Material Information. The information set forth in the Offer to Purchase, the Letter of Transmittal and the Supplement, copies of which are attached hereto as Exhibits (A)(1), (A)(2) and (A)(3) are incorporated herein by reference.

ITEM 9.  EXHIBITS.

(a)      Disclosure Materials.

              (A)(1) Offer to Purchase dated October 5, 2001.

              (A)(2) Letter of Transmittal.

              (A)(3) Supplement to Offer to Purchase dated October 30, 2001.

(e), (g) Not Applicable.



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


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: October 30, 2001

                                DUNES HOTELS AND CASINOS, INC.
                                By:    /s/ Steve K. Miller
                                       --------------------------------
                                Name:  Steve K. Miller
                                Title: President




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


                                  EXHIBIT INDEX

*(A)(1)  Offer to Purchase dated October 5, 2001.

*(A)(2)  Letter of Transmittal.

**(A)(3) Supplement to Offer to Purchase dated October 30, 2001.

--------------------
*Incorporated by reference to Schedule TO filed by Dunes Hotels and Casino's, Inc. on October 9, 2001.

** Filed herewith.


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